Filed Pursuant to Rule 424(b)(5)
Registration No. 333-251318

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-221499

AMENDMENT NO. 1 DATED March 24, 2022

(To the Prospectus Dated December 18, 2020)

PROSPECTUS SUPPLEMENT

Up to $50,000,000

Common Stock

This Amendment No. 1 to the Prospectus Supplement (this “Amendment”) amends and should be read in conjunction with the prospectus dated December 18, 2020 (File No. 333-251318) (the “Prospectus”), and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto.

We previously entered into an equity distribution agreement, or the Equity Distribution Agreement, dated December 14, 2020, with Piper Sandler & Co., or Piper Sandler, relating to common stock offered by the Prospectus.  In accordance with the terms of the Equity Distribution Agreement, Piper Sandler is acting as sales agent for the sale of shares of our common stock having an aggregate offering price of up to $50.0 million. As of March 23, 2022, we have not sold any shares of our common stock under the Equity Distribution Agreement.

We are filing this Amendment to amend the Prospectus to update the amount of shares we are eligible to sell under General Instruction I.B.6 of Form S-3 and pursuant to the Equity Distribution Agreement. The aggregate market value of our common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is $29.8 million, which was calculated based on 4,656,875 shares of our outstanding common stock held by non-affiliates on February 9, 2022 at a price of $6.39 per share, the closing price of our common stock on February 9, 2022.

Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell shares pursuant to the Prospectus, as amended by this Amendment, with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our common stock held by non-affiliates is less than $75,000,000.

During the 12 calendar months prior to, and including, the date of this Amendment, we have not sold any securities pursuant to General Instruction I.B.6 of Form S-3. As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the Equity Distribution Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $9,919,144 from time to time through Piper Sandler. If our public float increases such that we may sell additional amounts under the Equity Distribution Agreement and the Prospectus, as amended by this Amendment, we will file another amendment to the Prospectus prior to making additional sales.

Our common stock is listed on the Nasdaq Global Market under the symbol “APVO.” On March 23, 2022, the last reported sale price of our common stock on the Nasdaq Global Market was $5.24 per share.

Investing in our common stock involves a high degree of risk. Please read the information contained and incorporated by reference under the heading “Risk Factors” on page 4 of the Prospectus, and under similar headings in the documents incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Amendment or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Sandler

The date of this Amendment No. 1 to the Prospectus is March 24, 2022.